Timeburst, LLC



ANNUAL REPORT

213 W. Exp. 83
Suite D
Pharr, TX 78577
www.timeburst.com

This Annual Report is dated April 11, 2019.

BUSINESS

Timeburst is a revolutionary advertising concept that lets anyone in the world become their own ad agency. Most people spend time viewing and sharing ads on social media but never get paid for their time or effort. Timeburst provides an Influencer Marketing Platform that pays users for sharing messages from advertisers and brands. Instead of a system-generated algorithm that controls a sponsored message's reach and audience, users will be able to promote messages to their contacts and get paid for that activity. Along with the revenue strategy of the advertising platform, Timeburst provides all users with an efficient tool to manage schedules and track future events. A market is integrated to provide event ticket sales opportunities up to 100,000 events nationwide. Timeburst is a fully developed iOS and Android application as well as a live web version. Timeburst is acquiring users and developing profit channels through its Timeburst Tickets program and referral marketing platform.

Previous Offerings

Between August 6, 2018, and December 31, 2018, we sold 18,605 membership units in exchange for $1 per membership unit under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

We have not yet generated any revenues and do not anticipate doing so until we have completed a brand and company recruiting campaign, which we do not anticipate occurring until January 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. A following capital raise is scheduled to extend operating expense budget to 24-30 months of reserves. Timeburst is currently launching a referral marketing campaign that will allow for revenue to occur in 2019.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $6586.68 [*The Company intends to raise additional funds through an equity financing.*]

Debt

Timeburst has utilized personal funds and debt from its founder, Chris La Cross. There has been a round of debt raised and acquired from an outside creditor. Notes are as follows: $32,000 secured by Chris La Cross (creditor: Discover Financial), 64 month payback, 0% interest, $500/month. $12,000 secured by Chris La Cross (Citi Financial), 30 month payback, 0% interest, $400/month. $50,000 secured from Provident Financial, interest only payment of $875 per quarter, 6% interest, amount due in full on June 1, 2021 if not refinanced. The two loans secured by Chris La Cross (Citi and Discover) will not be paid by this round of funding

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Chris La Cross, CEO President, and Manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Membership Units	Chris La Cross	5,981,395 membership units		99.69%

RELATED PARTY TRANSACTIONS

The company has secured debt personally guaranteed by Chris La Cross. (1) $32,000 secured by Chris La Cross (creditor: Discover Financial), 64 month payback, 0% interest, $500/month. (2) $12,000 secured by Chris La Cross (Citi Financial), 30 month payback, 0% interest, $400/month.

OUR SECURITIES

Our authorized capital stock consists of 6,000,000 membership units, par value $1 per share. As of December 31, 2018, 6,000,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Timeburst, LLC

By _____

      Name: Chris LaCross

      Title: Chief Executive Officer

FINANCIAL STATEMENTS

CERTIFICATION

I, Chris La Cross, Principal Executive Officer of Timeburst, LLC, hereby certify that the financial statements of Timeburst, LLC included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

Timeburst, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEAR ENDED
December 31, 2018

Timeburst, LLC
Index to Financial Statements
(unaudited)

Timeburst, LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Rio Bank	6,586.68
Total Checking/Savings	6,586.68
Accounts Receivable	
Accounts Receivable	3.08
Total Accounts Receivable	3.08
Other Current Assets	
Rent Deposit	1,656.22
Total Other Current Assets	1,656.22
Total Current Assets	8,245.98
Other Assets	
Timeburst Software	179,000.00
Total Other Assets	179,000.00
TOTAL ASSETS	187,245.98
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,312.44
Total Accounts Payable	3,312.44
Other Current Liabilities	
Loan to Timeburst- Mass 1 Media	1,738.29
Total Other Current Liabilities	1,738.29
Total Current Liabilities	5,050.73
Long Term Liabilities	
Citi Financial	12,500.00
Discover Financial	30,500.00
Provident Financial	50,000.00
Total Long Term Liabilities	93,000.00
Total Liabilities	98,050.73
Equity	
Opening Balance Equity	87,000.00
StartEngine Capital Raise	15,863.88
Net Income	-13,668.63
Total Equity	89,195.25
TOTAL LIABILITIES & EQUITY	187,245.98

Timeburst, LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-13,668.63
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-3.08
Rent Deposit	-1,656.22
Accounts Payable	3,312.44
Loan to Timeburst- Mass 1 Media	1,738.29
Net cash provided by Operating Activities	-10,277.20
INVESTING ACTIVITIES	
Timeburst Software	-179,000.00
Net cash provided by Investing Activities	-179,000.00
FINANCING ACTIVITIES	
Citi Financial	12,500.00
Discover Financial	30,500.00
Provident Financial	50,000.00
Opening Balance Equity	87,000.00
StartEngine Capital Raise	15,863.88
Net cash provided by Financing Activities	195,863.88
Net cash increase for period	6,586.68
Cash at end of period	**6,586.68**

9:48 AM
04/11/19
Accrual Basis

Timeburst, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	3.08
Total Income	3.08
Gross Profit	3.08
Expense	
Bank Service Charges	71.48
Contract Labor- Software Dev.	4,591.92
Design Expense	426.99
Marketing Expense	21.32
Office Rent	3,755.24
Registration Fees	1,000.00
Rent Expense	1,656.22
Site Expenses	2,144.27
Supplies	4.27
Total Expense	13,671.71
Net Ordinary Income	-13,668.63
Net Income	**-13,668.63**

TIMEBURST, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIOD ENDING December 31, 2018

	Membership Units	Members' Capital
Balance- August 6, 2018	6,000,000	$ -
Paid In Capital-StartEngine Equity		$ 18,605
Net Income		$ (13,669)
Members' Capital Contributions		$ 87,000
Balance- December 31, 2018	6,000,000	$ 105,605

NOTE 1 – NATURE OF OPERATIONS

Timeburst, LLC was formed on August 6, 2018 ("Inception") in the State of Texas. The financial statements of Timeburst, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pharr, TX.

Timeburst is a revolutionary advertising concept that lets anyone in the world become their own ad agency. Most people spend time viewing and sharing ads on social media but never get paid for their time or effort. Timeburst provides an Influencer Marketing Platform that pays users for sharing messages from advertisers and brands. Instead of a system-generated algorithm that controls a sponsored message's reach and audience, users will be able to promote messages to their contacts and get paid for that activity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
             in active markets.

   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from selling available advertising opportunities to companies when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as an LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Timeburst has utilized the personal funds and debt from its founder, Chris La Cross. There has been a round of debt raised by an outside creditor. Notes are as follows: Note 1. $32,000 secured by Chris La Cross (creditor:Discover Financial), 64 months, $500/mo., 0% interest, Note 2. $12,000 secured by Chris La Cross(creditor:Citi Financial), 30 months, $400/mo., 0% interest, Note 3. $50,000 secured as outside debt, payable to Provident Financial, interest only, 6% interest, $875 interest payment per quarter, with a due-in-full date of June 1, 2021.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Timeburst, LLC has issued 6,000,000 membership units.

NOTE 6 – RELATED PARTY TRANSACTIONS

Two of the three liabilities have been secured by Chris La Cross and will be paid from future funding amounts and will not be due from this round of funding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 6, 2018 through September 5, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.